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                              December 8, 2023

       Jason D. Hanson
       Chief Executive Officer
       enGene Holdings Inc.
       4868 Rue Levy, Suite 220
       Saint-Laurent, QC H4R 2P1
       Canada

                                                        Re: enGene Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 22,
2023
                                                            File No. 333-275700

       Dear Jason D. Hanson:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed November 22, 2023

       Cover Page

   1. For each of the common shares and warrants being registered for resale, disclose the price that the selling
securityholders paid for such common shares and warrants.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Jason D. Hanson
FirstName LastNameJason  D. Hanson
enGene Holdings  Inc.
Comapany8,
December  NameenGene
             2023       Holdings Inc.
December
Page 2    8, 2023 Page 2
FirstName LastName

3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors, page 14

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is
         below the SPAC   s IPO price, the private investors have an incentive
to sell because they
         will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 158

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the selling holders are the beneficial owners of a substantial portion of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
7. Please tell us if you have entered into any agreements with the selling holders which provide those investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
 Jason D. Hanson
enGene Holdings Inc.
December 8, 2023
Page 3
General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the common shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the FEAC Sponsor, PIPE/NRA Investors and other
       Selling Holders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                             Sincerely,
FirstName LastNameJason D. Hanson
                                                             Division of
Corporation Finance
Comapany NameenGene Holdings Inc.
                                                             Office of Life
Sciences
December 8, 2023 Page 3
cc:       Howard A. Kenny, Esq.
FirstName LastName